UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

Savings Plan for Employees of Measurement Specialties, Inc.

Contents

Page

Reports of Independent Registered Public Accounting Firms	3 – 4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 – 13

Supplemental Schedule

Schedule of Assets (Held at End of Year)	14

Signature	15

Exhibit Index

Exhibit 23.1:  Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm

Exhibit 23.2:  Consent of KPMG LLP, Independent Registered Public Accounting  Firm

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrator
Savings Plan for Employees of Measurement Specialties, Inc.

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. (the Plan) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Dixon Hughes Goodman LLP

Newport News, Virginia
June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and the Plan Administrator
Savings Plan for Employees of Measurement Specialties, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Savings Plan for Employees of Measurement Specialties, Inc. (the Plan) as of December 31, 2009. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/KPMG LLP

Norfolk, Virginia
June 29, 2010

SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value (notes 3, 4 and 5):
Common stock	$3,239,097	$1,320,294
Mutual funds	16,469,732	11,350,599

Total investments, at fair value	19,708,829	12,670,893

Notes receivable from participants	566,036	143,886
Employer contributions receivable	766,126	350,000

Total assets	21,040,991	13,164,779

Liability –
Excess contributions payable	11,425	79,308
Net assets available for benefits (note 9)	$21,029,566	$13,085,471

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2010

Additions to net assets attributed to
Investment income (notes 3 and 5)
Net appreciation in fair value of investments	$3,711,819
Dividend and interest income	246,372

Total investment income	3,958,191

Interest income on notes receivable from participants	9,366

Contributions
Participant	1,282,629
Rollover	2,955,174
Employer	916,126
5,153,929
Total additions	9,121,486

Deductions to net assets attributed to
Benefits paid to participants	1,160,116
Administrative fees (note 5)	17,275

Total deductions	1,177,391

Net increase in net assets available for benefits	7,944,095

Net assets available for benefits
Beginning of year	13,085,471
End of year	$21,029,566

See accompanying notes to financial statements.

Savings Plan for Employees of Measurement Specialties, Inc.

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of Plan

The following description of the Savings Plan for Employees of Measurement Specialties, Inc. (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all eligible employees of Measurement Specialties, Inc. (the “Company”) that are eighteen years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).  The trustee of the Plan is Fidelity Management Trust Company (the “Trustee”).

Contributions

In accordance with the provisions of the Plan, participants may contribute up to a maximum of 50% of their annual compensation on a pre-tax basis, as defined in the Plan. The Company may make discretionary (profit sharing) contributions to the Plan. Contributions are subject to certain limitations. Effective January 1, 2010, the Plan adopted an automatic enrollment feature. If a voluntary opt out waiver is not received within a 30-day grace period, employees will be automatically enrolled in the Plan with a standard contribution of 3% of their annual compensation.

Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans. During 2010, as a result of the Company’s acquisition of Pressure Systems, Inc., employees of the acquired company contributed $2,529,515 representing distributions from other qualified contribution plans.

Investment Options

Each participant’s account is invested as directed by the participant.  The Plan currently offers mutual funds and common stock as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with transaction fees related to notes receivable from participants and an allocation of administrative expenses, where applicable.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions as well as Company contributions plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account.  At December 21, 2010, outstanding loans had interest rates ranging from 4.25% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service with the Company, a participant may elect to receive a lump sum amount equal to the vested value of his or her account.

Forfeitures

At December 31, 2010 and 2009, forfeited non-vested accounts totaled $47,550 and $60,543, respectively.  Forfeitures of the Company’s contributions are used to reduce future employer contributions or plan expenses.  During 2010, forfeitures of $13,000 were used for plan expenses.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchase and sales of securities are recorded on a trade-date basis.  Interest income from notes receivable from participants is recorded when received.  Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.  Certain administrative functions are performed by employees of the Company.  No such employee receives compensation from the Plan.  Expenses relating to specific participant transactions (participant loans and distributions) are charged directly to the participant’s account.

Reclassifications

Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans.  In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest.  The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the statements of net assets available for benefits as of December 31, 2010 and 2009.  Accordingly, the 2009 financial statements have been reclassified to conform to the 2010 presentation.  There was no impact on net assets available for benefits or changes in net assets available for benefits.

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010	2009

Measurement Specialties, Inc. common stock: 110,324 and 131,276 shares, respectively	$3,239,097	$1,320,294
Fidelity Advisor Prime Fund: 2,090,799 and 1,889,084 shares, respectively	2,090,799	1,889,084
Fidelity Advisor New Insights Fund: 104,553 and 99,585 shares, respectively	2,063,872	1,700,913
Wells Fargo Advantage International Equity Fund: 132,913 shares	1,451,410	*
PIMCO Total Return Fund: 106,622 and 81,093 shares, respectively	1,156,851	875,801
Fidelity Advisor Freedom 2030 Fund: 107,413 shares	1,306,142	*
Fidelity Advisor Mid Cap II Fund: 60,664 shares	1,079,214	*
Evergreen International Equity Fund: 175,202 shares	*	1,201,884
JPMorgan Equity Index Fund: 34,388 shares	*	870,805

* Amount represents less than 5% of net assets at end of the year.

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$2,370,643
Mutual funds	1,341,176

$3,711,819

4.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:

•	Level 1: Observable inputs such as quoted prices in active markets.
•	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of any input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy.  Level 1 investments include common stock and mutual funds.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2010 and 2009.

	Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds
Money market	$2,090,799	$-	$-	$2,090,799
Large cap	3,521,246	-	-	3,521,246
Mid cap	1,627,062	-	-	1,627,062
Small cap	949,775	-	-	949,775
Blended	5,690,221	-	-	5,690,221
Specialty	652,598	-	-	652,958
Income	1,938,031	-	-	1,938,031
Common stock	3,239,097	-	-	3,239,097

Total	$19,708,829	$-	$-	$19,708,829

	Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds
Money market	$1,889,084	$-	$-	$1,889,084
Large cap	2,856,856	-	-	2,856,856
Mid cap	987,720	-	-	987,720
Small cap	502,086	-	-	502,086
Blended	3,530,303	-	-	3,530,303
Specialty	311,236	-	-	311,236
Income	1,273,314	-	-	1,273,314
Common Stock	1,320,294	-	-	1,320,294

Total	$12,670,893	$-	$-	$12,670,893

The Plan recognizes transfers between the levels as of the beginning of the reporting period.  Gross transfers between the levels were not significant for the year ended December 31, 2010.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:  Valued at the net asset value (NAV) of shares held by the Plan at year-end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee, as well as shares of stock in the Company.  These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund and totaled $17,275 for the year ended December 31, 2010.  At December 31, 2010 and 2009, the Plan held 110,324 and 131,276 shares, respectively, of the Company’s common stock, with a fair value of $3,239,097 and $1,320,294, respectively.  During the year ended December 31, 2010, the Plan recorded dividend income of $246,372.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their accounts.

7.	Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirement of the Internal Revenue Code of 1986, as amended (the “IRC”).  The Plan is relying on the IRS approval of the standardized prototype plan that it is utilizing. The IRS has determined and informed the Trustee by a letter dated March 31, 2008 that the prototype plan document and related trust was designed in accordance with applicable sections of the IRC.  The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying 2010 and 2009 financial statements to Schedule H of Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$21,029,566	$13,085,471
Contribution receivable not reflected on Form 5500	(766,126)	(350,000)
Excess contributions payable	11,425	79,308

Net assets available for benefits per the Form 5500	$20,274,865	$12,814,779

The following is a reconciliation of increases per the financial statements for the year ended December 31, 2010 to Schedule H of Form 5500.

Increase in net assets per the financial statements	$7,944,095
Change in employer contribution receivable	(416,126)
Change in excess contributions payable	(67,883)

Net income per Form 5500	$7,460,086

10.	Subsequent Events

On June 10, 2011, the Plan’s management notified the Trustee that the Plan will change the trustee from Fidelity Management Trust Company to J.P. Morgan Retirement Plan Services effective September 1, 2011.

Supplemental Schedule
SAVINGS PLAN FOR EMPLOYEES OF
MEASUREMENT SPECIALTIES, INC.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 22-2378738 Plan 001

December 31, 2010

	Identity of issue, borrower,	Description of investment, including maturity date,	Current
	lessor or similar party	rate of interest, collateral, par or maturity value	value
*	Measurement Specialties, Inc.	110,324 shares of Common Stock	$3,239,097
*	Fidelity Advisor	2,090,799 shares of Prime Fund	2,090,799
*	Fidelity Advisor	104,553 shares of New Insights Fund	2,063,872
	Wells Fargo	132,913 shares of Advantage International Equity Fund	1,451,410
*	Fidelity Advisor	107,413 shares of Freedom 2030 Fund	1,306,142
	PIMCO	106,622 shares of Total Return Fund	1,156,851
*	Fidelity Advisor	60,664 shares of Mid Cap II Fund	1,079,214
	JPMorgan	34,086 shares of Equity Index Fund	972,459
*	Fidelity Advisor	53,236 shares of Freedom 2025 Fund	619,137
*	Fidelity Advisor	47,799 shares of Freedom 2040 Fund	602,178
*	Fidelity Advisor	47,029 shares of Freedom 2020 Fund	564,350
	Columbia	37,158 shares of Dividend Income Fund	484,915
	RS Investments	13,908 shares of Partners A Fund	460,225
	Dreyfus	13,353 shares of Technology Growth Fund	433,835
*	Fidelity Advisor	33,679 shares of Strategic Income Fund	416,943
*	Fidelity Advisor	16,091 shares of Small Cap Fund	392,145
*	Fidelity Advisor	31,174 shares of Freedom 2015 Fund	357,873
	Perkins	12,208 shares of Mid Cap Value Fund	275,167
	Federated	49,669 shares of Federated Kaufmann Fund	272,681
*	Fidelity Advisor	20,545 shares of Freedom 2010 Fund	236,475
*	Fidelity Advisor	19,760 shares of Freedom 2035 Fund	227,639
*	Fidelity Advisor	9,868 shares of Health Care Fund	218,763
*	Fidelity Advisor	17,897 shares of Government Income Fund	186,843
	Mainstay	30,118 shares of High Yield Bond Fund	177,394
*	Fidelity Advisor	10,521 shares of Freedom 2045 Fund	100,795
*	Fidelity Advisor	6,333 shares of Small Cap Value Fund	97,405
*	Fidelity Advisor	9,154 shares of Freedom 2050 Fund	86,319
*	Fidelity Advisor	4,869 shares of Asset Manager 20% Fund	62,124
*	Fidelity Advisor	3,880 shares of Freedom Income Fund	41,398
*	Fidelity Advisor	3,084 shares of Freedom 2005 Fund	34,381
*	Participant loans **	Maturing through April 10, 2030, interest rates ranging from 4.25% to 10.50%, collateralized by participant accounts	566,036
			$20,274,865

*	Party-in-interest
**	The accompanying financial statements classify participant loans as notes receivable from participants

See report of independent registered public accounting firm.

Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement
Specialties, Inc.

Date: June 24, 2011	/s/ Mark Thomson
Mark Thomson
Chief Financial Officer
The Plan Administrator

Exhibit Index

Number	Title
23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm
23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm